

Mail Stop 3561

October 16, 2015

Robert F. Licopoli
Chief Executive Officer
360 Sports, Inc.
244 5th Avenue, Suite R260
New York, NY 10001

> **Re: 360 Sports, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 24, 2015**
> **CIK No. 0001652577**

Dear Mr. Licopoli:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Offering Circular

1. Please revise to include the statements of changes in stockholders' equity required by paragraph (b)(4) of Part F/S of Form 1-A and the footnotes to the financial statements.

Exhibits

2. Please file an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to paragraph 12 of Item 17 of Form 1-A.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure